THIS DOCUMENT IS A COPY OF THE SCHEDULE 13D FILED ON APRIL 9, 1996 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.


                                 UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 SCHEDULE 13D

                        Filed under CIK # 0001011849

                    Under the Securities Exchange Act of 1934
                          (Amendment NO._________________)

                            KEY ENERGY GROUP, INC.
                               (Name of Issuer)

                        COMMON STOCK, $.10 PAR VALUE
                       (Title of Class of Securities)

                                 492914106
                               (CUSIP Number)

             Francisco A. Garcia, Neptune Management Company, Inc., 881 Ocean Drive, Suite #20-F, Key Biscayne, FL 33149
                               (305) 361-3189
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                              March 28, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box

Check the following box if a fee is being paid with the statements X.
(A fee is not required only if the reporting person; (1) has a previous statement of file reporting beneficial ownership of more that five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





                                    SCHEDULE 13D

                               CUSIP NO.   492914106


1	NAME OF REPORTING PERSON
 	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	 Neptune Partners - 1989A, L.P.
	 13-3542921

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
 	(a)
	 (b)	XX

3	SEC USE ONLY

4	SOURCE OF FUNDS*
 	00*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) OR 2 (e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
 	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7	SOLE VOTING POWER
 	261,347

8	SHARED VOTING POWER
 	-0-

9	SOLE DISPOSITIVE POWER
 	261,347

10	SHARED DISPOSITIVE POWER
  	-0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  	261,347

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  	2.5%

14	TYPE OF REPORTING PERSON*
  	PN

*	Merger converted Stock of merged company into Issuer's stock and warrants.




                                     SCHEDULE 13D

                                 CUSIP NO.   492914106

1	NAME OF REPORTING PERSON
 	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 	Neptune 1989 Investors Limited
 	98-0124858

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
 	(a)
 	(b)	XX

3	SEC USE ONLY

4	SOURCE OF FUNDS*
 	00*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) OR 2 (e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
 	British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7	SOLE VOTING POWER
 	171,135

8	SHARED VOTING POWER
 	-0-

9	SOLE DISPOSITIVE POWER
 	171,135

10	SHARED DISPOSITIVE POWER
  	-0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   171,135

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  	1.6%

14	TYPE OF REPORTING PERSON*
  	CO

*	Merger converted Stock of merged company into Issuer's stock and warrants.



                                   SCHEDULE 13D

                              CUSIP NO.   492914106


1	NAME OF REPORTING PERSON
 	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 	Neptune 1989C Offshore Investors Limited
	 98-0124860

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
 	(a)
	 (b)	XX

3	SEC USE ONLY

4	SOURCE OF FUNDS*
 	00*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) OR 2 (e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
 	British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7	SOLE VOTING POWER
 	183,261

8	SHARED VOTING POWER
 	-0-

9	SOLE DISPOSITIVE POWER
 	183,261

10	SHARED DISPOSITIVE POWER
  	-0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  	183,261

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  	1.8%

14	TYPE OF REPORTING PERSON*
  	CO

*	Merger converted Stock of merged company into Issuer's stock and warrants.



                            SCHEDULE 13D

                       CUSIP NO.   492914106


1	NAME OF REPORTING PERSON
 	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 	Francisco A. Garcia
 	###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
 	(a)
 	(b)	XX

3	SEC USE ONLY

4	SOURCE OF FUNDS*
 	00*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) OR 2 (e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
 	Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7	SOLE VOTING POWER
 	-0-

8	SHARED VOTING POWER
 	615,743

9	SOLE DISPOSITIVE POWER
 	-0-

10	SHARED DISPOSITIVE POWER
  	615,743

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  	615,743

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  	5.9%

14	TYPE OF REPORTING PERSON*
  	IN


*	Merger converted Stock of merged company into Issuer's stock and warrants.



                                SCHEDULE 13D

                           CUSIP NO.   492914106


1	NAME OF REPORTING PERSON
 	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 	A. Torrey Reade
 	###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
 	(a)
 	(b)	XX

3	SEC USE ONLY

4	SOURCE OF FUNDS*
 	00*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) OR 2 (e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
 	U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7	SOLE VOTING POWER
 	-0-

8	SHARED VOTING POWER
 	615,743

9	SOLE DISPOSITIVE POWER
 	-0-

10	SHARED DISPOSITIVE POWER
  	615,743

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	  615,743

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  	5.9%

14	TYPE OF REPORTING PERSON*
  	IN


*	Merger converted Stock of merged company into Issuer's stock and warrants.


 This filing is being made jointly on behalf of (i) Neptune Partners-1989a, L.P., a limited partnership organized under the laws of the State of Delaware ("Neptune A"); (ii) Neptune 1989 Investors Limited, a British Virgin Islands company ("Neptune B"); (iii) Neptune 1989C Offshore Investors Limited, a British Virgin Islands company ("Neptune C"), and, Entities"); and (iv) Francisco A. Garcia ("Garcia") and A. Torrey Reade ("Reade") who share voting and investment power with respect to the securities held by the Neptune Entities. Such filing persons are sometimes referred to herein as the "Filing Persons."
 This Schedule 13D is being filed as a result of the consummation of the merger of WellTech, Inc. ("WellTech") with and into the Issuer defined in
 Item 1 below, pursuant to which the Neptune Entities' investments in WellTech shares were converted into shares of Key Stock, as defined in
 Item 1 hereof, and five-year warrants to purchase Key Stock at $6.75 per share, subject to certain anti-dilution adjustments ("Key Warrants").

	Item 1.	Security and Issuer

	This statement relates to the Common Stock, $.10 par value ("Key Stock"), of Key Energy, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 255 Livingston Avenue, New Brunswick, New Jersey
 08901.

	Item 2.	Identity and Background

	Each Filing Person had determined to file this statement jointly with the other Filing Persons, but each Filing Person disclaims that it has any beneficial interest in the Key Stock (and Key Warrants) owned by such
 other Filing Persons.   Each of the Neptune Entities is an investment
 vehicle in liquidation managed by Garcia and Reade or an entity under the joint control of Garcia and Reade.  In addition, Neptune B and Neptune C
 have a common Liquidator.   As a result of their common investment
 management, the Filing Persons may, when appropriate, coordinate their activities in holding, voting or disposing of the Key Stock and/or
 Key Warrants; however, the Filing Persons have not agreed to such coordination and reserve the right to act independently.

	Following are the (a) name, business address, principal business and place of organization of each Neptune Entity and of each general partner, liquidator or other controlling person of such Neptune Entity which is not a natural person; and (b) the name, business address, present principal occupation and citizenship of each of Garcia and Reade as the controlling persons of each Neptune Entity who are natural person:

		1.	Neptune Partners-1989 Investors Limited
  			c/o Nereid, Inc.
		  	723 Harmersville-Canton Road
		  	Salem, New Jersey   08079

	Neptune A is a limited partnership organized under the laws of the State of Delaware to invest in securities and private obligations, which is
 currently in its liquidation phase.   It is filing on behalf of itself
 and as agent for certain former limited partners who have withdrawn from Neptune A, but whose liquidating interests remain under common investment management and who are entitled to Key Stock and Key Warrants as a result of their investment in Neptune A. Neptune A's general partner is Neptune Management Partners, L.P. ("NMP"), a Deleware limited partnership having the same address as Neptune A, which is engaged in investment management. Neptune Management Company, Inc. ("NMC"), a Florida corporation engaged in investment management having its address at 881 Ocean Drive, Suite
 #20-F, Key Biscayne, Florida 33149, is the sole general partner of NMP. Garcia, having the same business address as NMC, is the Chairman of the Board of NMC, and Reade, having as her Business address 727
 Harmersville-Canton Road, Salem, New Jersey 08079, is the President of NMC. Reade and Garcia are the sole shareholders, directors and officers of NMC and thier activities in that company and other investment management activities conducted directly by Garcia or Reade or through companies wholly-owned by Garcia or Reade, as the case may be, constitute their principal occupations.

		2.	Neptune 1989 Investors Limited
  			c/o CITCO, CITCO Building
		  	Wickhams Cay
			  Post Office Box 662
			  Road Town, Tortola
		  	British Virgin Islands

	Neptune B is a British Virgin Island International Business Company engaged in investing in securities and private obligations, which is currently in
 its liquidation phase.   Neptune B's Liquidator is BVI Corporation Company
 Limited ("BCCL"), a British Virgin Islands Company having the same address as Neptune B, which is engaged in the administration of companies in the
 British  Virgin Islands.  As successors to Neptune B's original investment manager, Garcia and Reade control the management of Neptune B's investments.

		3.	Neptune 1989C Offshore Investors Limited
  			c/o CITCO, CITCO Building
		  	Wickhams Cay
		  	Post Office Box 662
		  	Road Town, Tortola
  			British Virgin Islands.

	Neptune C is a British Virgin Islands International Business Company engaged in investing in securities and private obligations, which is
 currently in its liquidation phase.   Neptune C's Liquidator is BCCL and
 its investment manage is NMP.

	Garcia and Reade, by virtue of the relationships described above, may be deemed to be controlling persons of Neptune B and NMP and hence also share the power to vote and dispose of the Key Stock beneficially owned by (i) Neptune B and (ii) Neptune A and Neptune C, as entities managed by NMP.
 Garcia and Reade have received, and may in the future receive, fees (some of which are based on investment profits), directly or indirectly through
 entities like NMP, from the Neptune Entities.   Garcia and Reade do
 not directly hold Key Stock.

	During the past five years, none of the Filing Persons named in this
 Item 2 have been convicted in a criminal proceeding. During the past five years, none of such person has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

	Item 3.	Source and Amount of Funds and Other Consideration.

	The Neptune Entities acquired the Key Stock and the Key Warrants described in Item 5 hereof principally as the result of the merger of WellTech with and into the Issuer (the "Merger"), pursuant to which shares of WellTech common stock held by the Neptune Entities were converted into Key Stock and
 Key Warrants.  The Merger was consummated on March 28, 1996, pursuant to an
 Agreement and Plan of Merger dated November 18, 1995.   In addition, as of
 the date of the Merger, Garcia contributed to the Neptune Entities certain shares of Key Stock which Welltech had distributed to him prior to the Merger as director compensation. The sources of the Neptune Entities' investment in WellTech were the general funds of such entities.

	Item 4.	Purpose of Transaction

	The Key Stock and Key Warrants owned by the Neptune Entities have been acquired principally as a result of the Merger and, to a minor extent, as a result of Garcia's contribution described in Items 3 and 5 hereof. The Neptune Entities may, from time to time, sell some or all of the shares of Key Stock, or some or all of the Key warrants, held by them in the open market, in private transactions or underwritten offerings, or hold shares of Key Stock or Key Warrants as part of their investment portfolios.
 The Neptune Entities intend to review their investments in the Issuer periodically and, depending on their assessment of relevent factors (including general economic and market conditions; matters relating to the Issuer's business prospects, financial condition and the market for its securities; and the objectives of the Neptune Entities) may determine from time to time to dispose of any or all of the shares of Key Stock or any or all of the Key Warrants.

	Except as described above, none of the Neptune Entities has any present plans or proposals which relate to or would result in any of the transactions or events described in subparagraphs (a) through (j) of this Item.

	Item 5.	Interest in Securities of the Issuer

	The table below shows the aggregate number of shares of Key Stock and the percentage of Key Stock beneficially owned by each Neptune Entity as of March 28, 1996:

                                 				Number of Shares
                      Neptune			       of Key Stock	      		Percentage of
                      Entity    			Beneficially Owned (1) 		Key Stock (2)

                      Neptune A		       		261,347             			2.5%
                      Neptune B		       		171,135             			1.6%
                      Neptune C	       			183,261             			1.8%

(1)	Includes the following shares issuable upon the exercise of Key Warrants by the Neptune Entities: Neptune A--33,679; Neptune B--22,053; and Neptune C--23,616. Also includes shares of Key Stock distributed to Garcia, as a director of WellTech, prior to consummation of the Merger, which Garcia has contributed to the Neptune Entities, as follows: Neptune A--6,288; Neptune B--4,119; and Neptune C--4,409.

(2)	Percentage ownership is calculated on the basis of (i) 10,413,513 outstanding shares of Key Stock after the Merger (as reflected in the Issuer's Proxy Statement- Prospectus dated March 11, 1996) and (ii) the
 Pro Forma exercise of Key Warrants held by each Neptune Entity, with the resultant number of shares of Key Stock added to both the numerator and the denominator in making the calculation.

	As previously disclosed herein, by virtue of the relationships described in
 Item 2 hereof, the Neptune Entities may be deemed to be members of a group, although each such person disclaims beneficial ownership of the shares of
 Key Stock owned beneficially by the other Neptune Entities.  By virtue of such relationships, Garcia and Reade may be deemed to share power to direct the voting of the Key Stock and the disposition of the Key Stock and Key
 Warrants beneficially owned by the Neptune Entities.

	Other than as disclosed in this Schedule 13D, there have been no transactions in the shares of Key Stock effected by or on behalf of the Filing Persons or any of the persons referred to in Item 2 of this statement within the past 60 days.

	Item 6.	Contracts, Arrangements, Understandings or Relationships with
         Respect to Securities of the Issuer.

	There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer.
 Item 2 describes investment management relationships, which relate to investments in general and not to securities of the Issuer specifically, between each of the Neptune Entities and Garcia and Reade, or entities controlled by Garcia and Reade, as described therein.

	Item 7.	Material to Be Filed as Exhibits.

	Exhibits 1.	Joint Filing Agreement, dated as of April 8, 1996, among
 Neptune A, Neptune B, Neptune C, Garcia and Reade.


                             Signatures

	After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct

 April 8, 1996                          					NEPTUNE PARTNERS-1989A, L.P.

                                       						By its general partner, Neptune
						                                       Management Partners, L.P.

                                       						By its general partner, Neptune
				                                       		Management Company, Inc.

					                                       	By /s:Francisco A. Garcia
							                                            Chairman of the Board

                                       						NEPTUNE 1989 INVESTORS LIMITED

                                       						By its investment manager

                                       						/s:	Francisco A. Garcia
						                                      	Francisco A. Garcia

                                       						NEPTUNE 1989C OFFSHORE
                                             INVESTORS LIMITED

                                       						By its investment manager,
                                             Neptune Management Partners, L.P.

	                                        				By its general partner, Neptune
                                             Management Company, Inc.

                                       						By/s:	Francisco A. Garcia
						                                      	Francisco A. Garcia

                                       						/s:	Francisco A. Garcia
							                                      Francisco A. Garcia

                                      						 /s:	A. Torrey Reade
					                                      		A. Torrey Reade





                            						Exhibit 1

                    JOINT FILING AGREEMENT FOR SCHEDULE 13D

The Undersigned acknowledge and agree that the foregoing Schedule 13D with respect to the Common Stock, par value $.10 per share, of Key Energy Group, Inc. shall be filed on behalf of each of them and contains the information with respect to each such person (and for which each such person shall be responsible) which would be contained if each such person were filing singly.

Dated:	April 8, 1996			                    	NEPTUNE PARTNERS-1989A, L.P.

                                     							By its general partner,
							                                     Neptune Management Partners, L.P.

                                     							By its general partner, Neptune
							                                     Management Company, Inc.

                                     							Bys/s:	Francisco A. Garcia
					                                    			Chairman of the Board

                                     							NEPTUNE 1989 INVESTORS LIMITED

	                                     						By its investment manager

                                     							s/s:	Francisco A. Garcia

                                     							NEPTUNE 1989 OFFSHORE INVESTORS
                                            LIMITED

                                     							By its investment manager,
				                                     			Neptune Management Partners, L.P.

                                     							By its general partner, Neptune
			                                     				Management Company, Inc.

                                     							Bys/s:	Francisco A. Garcia
						                                    		Chairman of the Board

                                     							s/s:	Francisco A. Garcia
	                                    							Francisco A. Garcia

								                              						s/s: A. Torrey Reade
							                                    	A. Torrey Reade